Prospectus Supplement No. 4 Filed Pursuant to Rule 424(b)(3)

(to Prospectus dated September 20, 2021)

Registration Statement No. 333-259446
Prospectus Supplement No. 3 Filed Pursuant to Rule 424(b)(3)
(to Prospectus dated October 27, 2021)
Registration Statement No. 333-256137

Airspan Networks Holdings Inc.

Up to 12,045,000 Shares of Common Stock

and

Up to 67,885,538 Shares of Common Stock and

Up to 7,358,078 Warrants to Purchase Common Stock

Offered By the Selling Securityholders

9,000,000 Shares of Common Stock Underlying 9,000,000 Warrants

This prospectus supplement (“Prospectus Supplement”) further updates, amends and supplements (i) the prospectus dated September 20, 2021 (the “Prospectus”), which forms a part of our registration statement on Form S-1, File No. 333-259446 relating to the issuance of 12,045,000 shares of our common stock, par value $0.0001 per share (“Common Stock”), consisting of (a) 11,500,000 shares of our Common Stock issuable upon exercise of a like number of warrants to purchase our Common Stock at an exercise price of $11.50 per share originally issued as part of units in our initial public offering and (b) 545,000 shares of our Common Stock issuable upon exercise of a like number of warrants (the “Private Placement Warrants”) to purchase our Common Stock at an exercise price of $11.50 per share originally issued as part of units sold in a private placement in connection with our initial public offering, as well as the offer and sale, from time to time, by the selling securityholders named in the Prospectus, or any of their pledgees, donees, assignees and successors-in-interest (“permitted transferees” and, collectively with such selling securityholders, the “Selling Securityholders”), of (a) up to an aggregate of 7,500,000 shares of our Common Stock that were issued to certain investors (collectively, the “PIPE Investors”) in connection with the sale of shares for a purchase price of $10.00 per share in a private placement immediately prior to closing of our business combination agreement, (b) up to an aggregate of 2,750,000 shares initially purchased by New Beginnings Sponsor, LLC, a Delaware limited liability company in a private placement in September 2020, (c) up to an aggregate of 45,496,960 shares of our Common Stock otherwise held by the Selling Securityholders, (d) up to an aggregate of 100,000 shares of our Common Stock that may be issued upon exercise of warrants pursuant to a Warrant, dated as of March 5, 2021, by and between Airspan Networks Inc. and DISH Network Corporation, a Nevada corporation, (e) up to an aggregate of 545,000 shares of our Common Stock that may be issued upon exercise of the Private Placement Warrants, (f) up to an aggregate of 2,271,026 shares of our Common Stock that may be issued upon exercise of warrants to purchase one share of our Common Stock per warrant, at an exercise price of $12.50 (“Post-Combination $12.50 Warrants”), (g) up to an aggregate of 2,271,026 shares of our Common Stock that may be issued upon exercise of warrants to purchase one share of our Common Stock per warrant, at an exercise price of $15.00 (“Post-Combination $15.00 Warrants”), (h) up to an aggregate of 2,271,026 shares of our Common Stock that may be issued upon exercise of warrants to purchase one share of our Common Stock per warrant, at an exercise price of $17.50 (“Post-Combination $17.50 Warrants”), (i) up to an aggregate of 4,680,500 shares of our Common Stock that may be issued upon conversion of senior secured convertible notes issued on August 13, 2021, (j) up to an aggregate of 545,000 Private Placement Warrants, (k) up to an aggregate of 2,271,026 Post-Combination $12.50 Warrants, (l) up to an aggregate of 2,271,026 Post-Combination $15.00 Warrants and (m) up to an aggregate of 2,271,026 Post-Combination $17.50 Warrants; and (ii) the prospectus dated October 27, 2021 (the “Warrant Prospectus” and together with the Prospectus, the “Prospectuses”), which forms a part of our registration statement on Form S-4, File No. 333-256137 relating to the issuance of up to 9,000,000 shares of our common stock, par value $0.0001 per share (“Common Stock”), issuable from time to time upon the exercise of 9,000,000 outstanding warrants, consisting of (i) 3,000,000 Post-Combination $12.50 Warrants, (ii) 3,000,000 Post-Combination $15.00 Warrants and (iii) 3,000,000 Post-Combination $17.50 Warrants, in each case, that were issued by us on August 13, 2021 as part of the consummation of a business combination transaction between us (then known as New Beginnings Acquisition Corp.), Artemis Merger Sub Corp., a wholly-owned direct subsidiary of Airspan, and Airspan Networks Inc.

This Prospectus Supplement is being filed to update, amend and supplement the information included or incorporated by reference in the Prospectuses with the information contained in our Current Report on Form 8-K, filed with the Securities and Exchange Commission (the “SEC”) on January 27, 2022 (the “Report”). Accordingly, we have attached the Report to this Prospectus Supplement and the Report is incorporated by reference into this Prospectus Supplement.

The attached information updates, amends and supplements certain information contained in the Prospectuses. To the extent information in this Prospectus Supplement differs from, updates or conflicts with information contained in the Prospectuses, the information in this Prospectus Supplement is the more current information. This Prospectus Supplement is not complete without, and should not be delivered or utilized, except in conjunction with the Prospectuses, including any supplements and amendments thereto. You should read this Prospectus Supplement in conjunction with the Prospectuses, including any supplements and amendments thereto.

Investing in our securities involves risks. See “Risk Factors” beginning on page 7 of the Prospectus and page 7 of the Warrant Prospectus.

We are an “emerging growth company” as defined in Section 2(a) of the Securities Act of 1933, as amended, and are subject to reduced public company reporting requirements. See “Risk Factors.”

Neither the SEC nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is January 27, 2022.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report: January 24, 2022 (Date of earliest event reported)

Airspan Networks Holdings Inc.

(Exact Name of Registrant as Specified in Its Charter)

Delaware	001-39679	85-2642786
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification)

777 Yamato Road, Suite 310, Boca Raton, FL 33431
(Address of principal executive offices) (Zip Code)

(561) 893-8670
(Registrant’s Telephone Number, Including Area Code)

N/A

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a -12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d -2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e -4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common stock, par value $0.0001 per share	MIMO	NYSE American
Warrants, exercisable for shares of common stock at an exercise price of $11.50 per share	MIMO WS	NYSE American
Warrants, exercisable for shares of common stock at an exercise price of $12.50 per share	MIMO WSA	NYSE American
Warrants, exercisable for shares of common stock at an exercise price of $15.00 per share	MIMO WSB	NYSE American
Warrants, exercisable for shares of common stock at an exercise price of $17.50 per share	MIMO WSC	NYSE American

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 5.02 Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officer

On January 24, 2022, Airspan Networks Holdings Inc. (the “Company”) appointed Glenn Laxdal as the Company’s President and Chief Operating Officer. In connection with his appointment as President and Chief Operating Officer, on January 12, 2022, the Company entered into an offer letter (the “Offer Letter”) with Mr. Laxdal, pursuant to which he agreed to serve as President and Chief Operating Officer commencing on January 24, 2021. The position of President of the Company was previously held by Mr. Eric Stonestrom, who will remain with the Company in his roles as Chief Executive Officer and board member effective January 24, 2022. The position of Chief Operating Officer of the Company was previously held by Mr. Uzi Shalev, who will remain with the Company in the role of Chief Technology Officer effective January 24, 2022.

Under the terms of the Offer Letter, Mr. Laxdal will receive compensation of a base bi-weekly salary of $15,770, reimbursement of reasonable and necessary documented business expenses, eligibility to participate in the Company’s executive bonus plan, eligibility to participate in the Company’s ordinary benefit plans, eligibility to participate in the Company’s 401(k) plan following six months of service and a vacation allowance of three weeks per year. Mr. Laxdal will also receive a grant of 733,670 restricted stock units (“RSUs”) vesting over a three-year period and a grant of 733,670 stock options with an exercise price of $3.72 vesting over a four-year period, in each case granted January 24, 2022 under the Company’s 2021 Stock Incentive Plan. Mr. Laxdal will be eligible for additional RSU and stock option grants as determined by and subject to approval by the Board. In connection with his appointment, on January 24, 2022, Mr. Laxdal also entered into the Company’s standard form of indemnification and advancement agreement.

Mr. Laxdal, 61, previously served since 2017 as senior vice president and general manager of product management at Infinera Corp., a provider of connectivity solutions (“Infinera”), where he was responsible for all operational aspects of Infinera’s product business. Prior to joining Infinera, Mr. Laxdal was head of network products in North America for LM Ericsson Telephone Company (“Ericsson”) from 2016 to 2017, overseeing strategy, product management and solution development. Mr. Laxdal also served as chief technology officer and head of strategy for Ericsson North America from 2014 to 2017. Prior to Ericsson, Mr. Laxdal served as vice president of global product management at BlackBerry Ltd. from 2009 to 2012 and prior to that held executive roles in product management and operations at Airvana, Inc. and Nortel Networks Inc.

Mr. Laxdal holds an MBA from the University of Toronto and a BA in Economics and Bachelor of Commerce degrees from the University of Saskatchewan.

Item 7.01 Regulation FD

A copy of the Company’s press release announcing the appointment of Mr. Laxdal as President and Chief Operating Officer is furnished herewith as Exhibit 99.1.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

Exhibit Number	Description
99.1	Press Release dated January 27, 2022
104	Cover Page Interactive Data File

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: January 27, 2022	Airspan Networks Holdings Inc.

	By:	/s/ David Brant
David Brant
Senior Vice President, Chief Financial Officer, Treasurer and Secretary

EXHIBIT INDEX

Exhibit Number	Description
99.1	Press Release dated January 27, 2022
104	Cover Page Interactive Data File

Exhibit 99.1

Airspan Networks Adds New President and COO, Glenn Laxdal to Execute Growth Strategy and Scale Business

Boca Raton, FL, January 27, 2021 – Airspan Networks Holdings Inc. (NYSE American: MIMO), a U.S.-based provider of groundbreaking, disruptive software and hardware for 5G networks, has hired Glenn Laxdal as President and Chief Operating Officer. Overseeing the Company’s Operations, Customer Service and Product Management divisions, along with the Broadband Mimosa division, Glenn will be responsible for accelerating and executing the company’s revenue and growth strategy.

Laxdal is a senior technology executive with over 25 years of global experience in the wireless, software and computing industries, most recently at Infinera. He has also held senior leadership positions at Ericsson, Blackberry, and Nortel. Laxdal has an established track record of attracting, recruiting and advising global leadership teams and has led organizations of over 1,000 employees, driving profitability and long-term value.

“Bringing on the right leaders with the ability and experience to execute on our aggressive plans is a critical component of our strategy for long-term, sustainable growth,” said Airspan CEO Eric Stonestrom. “Glenn has deep expertise in RAN, working with mobile network operators and understanding the needs of enterprises. He and the other executives who have recently joined the Airspan team are some of the best talent in the industry. They are all focused on accelerating our plans to grow revenue and market share to take advantage of the tremendous market opportunities for 5G, Open RAN, Private Networks and Fixed Wireless Access (FWA) solutions.”

“Airspan is a global leader in 5G networks, wireless broadband, WiFi solutions, and related software and automation capabilities,” said Laxdal.  “I am excited by the opportunity to build on that foundation, intensify our customer focus and grow our solutions to capitalize on the emerging growth opportunities.”

In addition to hiring Laxdal, long-time Airspan executive and former Airspan COO Uzi Shalev has taken on the title of Chief Technology Officer and will continue to lead the company’s R&D operations.

About Airspan

Airspan Networks Holdings Inc. (NYSE American: MIMO) is a U.S.-based provider of groundbreaking, disruptive software and hardware for 5G networks, and a pioneer in end-to-end Open RAN solutions that provide interoperability with other vendors. As a result of innovative technology and significant R&D investments to build and expand 5G solutions, Airspan believes it is well-positioned with 5G indoor and outdoor, Open RAN, private networks for enterprise customers and industrial use applications, fixed wireless access (FWA), and CBRS solutions to help mobile network operators of all sizes deploy their networks of the future, today. With over one million cells shipped to 1,000 customers in more than 100 countries, Airspan has global scale. For more information, visit www.airspan.com.

Media Contact:

Howie Waterman

Head of Media Relations

hwaterman@airspan.com

917-359-5505